U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /       Check this box if no longer subject to Section 16.
            Form 4 or Form 5 obligations may continue.  See
            Instruction 1(b).

      Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of
         1935 or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person (If the form is filed by more than one reporting person, see Instruction 4(b)(v).)

      Capetola,               Robert                    J.
      (Last)                  (First)                (Middle)

            6097 Hidden Valley Drive
                             (Street)

      Doylestown,               PA                     18901
      (City)                  (State)                  (Zip)



2.    Issuer Name and Ticker or Trading Symbol
      Discovery Laboratories,Inc.(Discovery)
      DSCO



3.    IRS or Social Security Number of Reporting Person
      (Voluntary)



4.    Statement for
      (Month/Year)
      10/99

5.    If Amendment, Date of Original
      (Month/Year)


6.    Relationship of Reporting Person to Issuer

                  (Check all applicable)

         X    Director                          __X__       10% Owner
         X    Officer (give title               ______      Other (specify
                          below)                                    below)

      Chief Executive Officer


7.    Individual or Joint/Group filing (Check Applicable Line)

         X    Form filed by One Reporting Person
      _______ Form filed by More than One Reporting Person




        TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of        2.  Trans     3.  Trans         4.  Securities Acquired (A)      5.  Amount of     6.  Ownership  7.  Nature of
    Security            action        action            or Disposed of (D)               Securities        Form:          Indirect
    (Instr.3)           Date          Code              (Instr. 3, 4 and 5)              Beneficia         Direct (D)     Beneficial
                        (Month        (Instr.8)                                          lly Owned         or             Ownership
                        /Date/                                                           at End of         Indirect
                        Year)                                                            Month             (I)            (Instr. 4)

                                                                                         (Inst. 3          (Instr. 4)
                                                                                         and 4)
                                                    --------------------------------
                                   Code       V       Amount    (A) or (D)    Price

Common Stock          10/28/99      P                    500        A        $1.91       942,443               D
Common Stock          10/28/99      P                  1,500        A        $194        942,443               D




       TABLE  II - Derivative Securities Acquired, Disposed of, or Beneficially
              Owned (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of      2.  Conver      3.  Trans     4.  Transaction       5.  Number of Deriv      6.  Date Exercisable and
    Derivative        sion or         action        Code                  ative Securities         Expiration Date
    Security          Exercise        Date                                Acquired (A) or          (Month/Day/Year)
    (Instr. 3)        Price of                      (Instr. 8)            Disposed of (D)
                      Deri            (Month
                      vative          /Day/                               (Instr. 3, 4,
                      Security        Year)                               and 5)
                                                   Code        V          (A)          (D)       Date Exer     Expiration
                                                                                                  cisable         Date
Options to          $1.38/share      9/30/99        A                   125,000         A       Immediately      9/30/09
purchase                                                                                            (1)
shares of
Common Stock,
par value
$.001 per
share


1.  Title of     7.  Title and Amount of    8.  Price of     9. Number of     10.Ownership      11. Nature of
    Derivative       Underlying Securities      Derivative   Derivative       Form of Deri      Indirect Bene
    Security                                    Security     Securities       vative Sec        ficial Owner
    (Instr. 3)       (Instr.3 and 4)                         Beneficially     urity: Direct     ship (Instr.
                                                (Instr. 5)   Owned at End     (D) or            4)
                                                             of Month         Indirect (I)
                                                                              (Instr. 4)
                                   (Instr. 4)
                      Title     Amount or
                                Number of
                                Shares


            Page 4





Non-qualified    Common Stock,  5,000       (2)              8,500 (See               D
options to       par value                                   Note 1)
purchase         $.001 per
shares of        share
Common Stock,
par value
$.001 per
share




Explanation of Responses:

(1) The shares issuable on exercise of the options are subject to repurchase by Discovery if certain events relating to the market price of the common stock of Discovery, Discovery entering into certain collaboration agreements or a sale or merger of Discovery do not occur.

                     By:  /s/ Robert J. Capetola               November 10, 1999
                      **Signature of Reporting Person          Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


            Page 5